EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT

Jurisdiction of
Subsidiary	Organization	Tradenames
Bonstores Realty One, LLC	Delaware
Bonstores Realty Two, LLC	Delaware
Bon-Ton Distribution, Inc.	Illinois	Carson Pirie Scott Furniture Gallery
Carson Pirie Scott II, Inc.	Mississippi	Herberger’s, Younkers
Elder-Beerman West Virginia, Inc.	West Virginia	Elder-Beerman
McRIL, LLC	Virginia	Bergner’s, Carson Pirie Scott, Carson Pirie Scott Furniture Gallery, Younkers
The Bon-Ton Department Stores, Inc.	Pennsylvania	Bon-Ton, Boston Store, Boston Store Furniture Gallery, Herberger’s, Younkers
The Bon-Ton Giftco, Inc.	Florida	Bon-Ton
The Bon-Ton Trade, LLC	Delaware
The Elder-Beerman Stores Corp.	Ohio	Elder-Beerman
All subsidiaries are wholly owned.